FILED BY ENERFLEX LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: EXTERRAN CORPORATION
COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON
FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

ENERFLEX Enerflex Ltd. Appointment of Proxyholder
I/We, being holders of common shares (“Shareholders”) of Enerflex Ltd. (the “Company”), hereby appoint: Marc E. Rossiter, or, failing him, Kevin J. Reinhart, or, failing him, Maureen Cormier Jackson, OR
Print the name of the person you are appointing if this person is someone other than the individuals listed above and see instruction 6 below.
as proxy of the undersigned, to attend, act and vote in respect of all holdings registered in the name of the undersigned at the special meeting of Shareholders (the “Meeting”) to be held at 9:00 a.m. (Mountain Time) on Tuesday, October 11, 2022 at The Westin, 320 4th Avenue S.W., Calgary, Alberta, and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Without limiting the general powers and authority hereby conferred on the form of proxy, the holdings represented by this proxy are specifically directed to be voted or withheld from being voted as follows:
Directors and Management unanimously recommend voting FOR the resolution below.
Please use dark black pencil or pen.
1. Share Issuance Resolution FOR AGAINST
An ordinary resolution, the full text of which is set out in “Appendix A — Resolution to be Approved at the Enerflex Special Meeting” to the Management Information Circular of the Company dated September 8, 2022 (the “Circular”), approving the issuance of the number of common shares of the Company as shall be necessary to issue the shares comprising the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Circular).
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted by Management’s appointees as set out above FOR the resolution, or if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business submitted properly before the Meeting, I/We authorize you to vote as you see fit.
Signature(s) Date
Please sign exactly as your name(s) appear on your certificate or statement. Please see reverse for instructions. All proxies must be received by 9:00 a.m. (Mountain Time) on October 6, 2022.

Notes to Proxy
1. Each Shareholder has the right to appoint a person, who need not be one of the designated persons set forth in this form of proxy, to attend and act on the Shareholder’s behalf at the Meeting.
2. This proxy must be signed by a Shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your holdings are registered. If the Shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
3. If the position is registered in the name of an executor, administrator or trustee, please sign exactly as the position is registered. If the position is registered in the name of a deceased or other Shareholder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other Shareholder must be attached to this proxy.
4. Some investors may own holdings as both a registered and a beneficial Shareholder; in which case you may receive more than one package and will need to vote these positions separately. Beneficial Shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of holdings they beneficially own.
Beneficial Shareholders should follow instructions for voting conveyed to them by their intermediaries.
5. If a position is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that position. All investors should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting This proxy is solicited by and on behalf of Management of the Company.
How to Vote INTERNET Go to www.tsxtrust.com/vote-proxy Cast your vote online MAIL, FAX or EMAIL Complete and return your signed voting instruction form in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your voting instruction form to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com. An undated voting instruction form is deemed to be dated on the day it was received by TSX Trust Company. All proxies must be received no later than 9:00 a.m. (Mountain Time) on October 6, 2022 or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Meeting if it is adjourned or postponed.

NO OFFER OR SOLICITATION

This Form of proxy card is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular contains a detailed description of the Transaction and is available under Enerflex’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000.

PARTICIPANTS IN THE SOLICITATION

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended.